06002658

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 48431

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH., D.C. 182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8832 NORTH PORT WASHINGTON RD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - if individual, state last, first, middle name)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JOY MARTIN
Notary Public
State of Wisconsin

Commission expire 8/10/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT AUDITORS' REPORT

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2005 and 2004, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows, for the years then ended, in conformity with generally-accepted accounting principles accepted in the United States of America.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Two

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 25, 2006

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS		
Cash	$ 117,943	$ 102,875
Accounts receivable	7,425	-
Fees receivable	-	103,333
Income tax refund receivable	-	2,422
Prepaid expenses	1,026	6,508
Total current assets	126,394	215,138
PROPERTY AND EQUIPMENT		
Furniture and equipment	7,681	7,066
Less accumulated depreciation	4,422	3,412
Total property and equipment	3,259	3,654
TOTAL ASSETS	$ 129,653	$ 218,792

LIABILITIES AND STOCKHOLDER'S EQUITY	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 1,378	$ 3,948
Payroll taxes payable	-	79
Deferred income taxes	1,390	29,890
Accrued expenses	42,000	41,000
Total current liabilities	44,768	74,917
DEFERRED INCOME TAXES	380	220
STOCKHOLDER'S EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	69,505	128,655
Total stockholder's equity	84,505	143,655
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 129,653	$ 218,792

See accountants' report and accompanying notes.

EDELMAN & CO., LTD.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Fees	$ 405,854	$ 505,753
OPERATING EXPENSES		
Officer's salary	335,000	225,000
Promotion and gifts	846	2,652
Information service	1,365	14,399
Convention	450	375
Depreciation	1,010	800
Professional services	36,343	64,806
Retirement plan	42,000	41,000
Payroll taxes	10,493	8,791
Publications, dues and licenses	4,933	4,198
Employee benefits	13,642	18,820
Office expense and postage	4,100	5,506
Outside services	25,257	18,507
Meals and entertainment	905	1,256
Insurance	400	350
Travel	11,157	7,373
Telephone	6,351	5,915
Miscellaneous	60	295
Total operating expenses	494,312	420,043
INCOME (LOSS) FROM OPERATIONS	(88,458)	85,710
OTHER INCOME/(EXPENSE)		
Dividend income	31	12
Interest income	1,911	1,095
Total other income (expense)	1,942	1,107
INCOME (LOSS) BEFORE INCOME TAXES	(86,516)	86,817
INCOME TAX EXPENSE (BENEFIT)		
Current	974	(2,422)
Deferred	(28,340)	30,890
Total income tax expense (benefit)	(27,366)	28,468
NET INCOME (LOSS)	(59,150)	58,349
RETAINED EARNINGS - BEGINNING OF YEAR	128,655	70,306
RETAINED EARNINGS - END OF YEAR	$ 69,505	$ 128,655

See accountants' report and accompanying notes.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005		2004	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(59,150)	$	58,349
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation and amortization		1,010		800
Deferred income taxes		(28,340)		30,890
Changes in operating assets and liabilities				
Accounts receivable		(7,425)		-
Fees receivable		103,333		(103,333)
Income tax receivable		2,422		(2,422)
Prepaid expenses		5,482		(6,077)
Accounts payable		(2,570)		(527)
Accrued expenses		921		293
Net cash provided by (used in) operating activities		15,683		(22,027)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of computer equipment		(615)		(3,380)
NET INCREASE (DECREASE) IN CASH		15,068		(25,407)
CASH - BEGINNING OF YEAR		102,875		128,282
CASH - END OF YEAR	$	117,943	$	102,875
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	-	$	6,406

See accountants' report and accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. is a Wisconsin Corporation. The Company registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $1,010 and $800 for the years ended December 31, 2005 and 2004, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 8.

Use of Estimates

The preparation of the financial statements in conformity with generally-accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – UNINSURED CASH BALANCE

The Company maintains its cash at two commercial banks. The commercial bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A summary of the total insured and uninsured cash balance at December 31, 2005 and 2004 is as follows:

	2005	2004
Total cash in bank	$ 117,943	$ 96,799
Portion insured by FDIC	(100,100)	(96,799)
UNINSURED CASH BALANCES	$ 17,843	$ -

NOTE 3 – ACCOUNTS AND FEES RECEIVABLE

The accounts receivable balance of $7,425 at December 31, 2005 is comprised of reimbursable client expenses. The fees receivable balance of $103,333 at December 31, 2004 is comprised of client receivables for services performed. All accounts are carried at their collectible amounts.

NOTE 4 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 5 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2005 and 2004. At December 31, 2005, the Corporation's net capital as defined by SEC Rule 15c3-1 was $75,220 in excess of the minimum net capital required. The excess net capital at 1,000% was $75,882 and the percent of aggregate indebtedness to net capital was 54%. At December 31, 2004, the Corporation's net capital as defined by SEC Rule 15c3-1 was $22,738 in excess of the minimum net capital required. The excess net capital at 1,000% was $23,235 and the percent of aggregate indebtedness to net capital was 162%.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company established a simplified employee pension plan during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $42,000. The accrued contribution for the years ended December 31, 2005 and 2004 is $42,000 and $41,000, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 8 - MAJOR CUSTOMERS

The Company had fee income from one customer during 2005 that accounted for 100% of total fee income for the year ended December 31, 2005. The Company had fee income from three customers during 2004, which accounted for 100% of total fee income for the year ended December 31, 2004.

NOTE 9 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences, arising as a result of differences in accounting basis are changes in various income and expense accounts for which accruals are made for accounting purposes; difference in depreciation for tax and accounting purposes; as well as the difference in income tax liability calculated on the cash basis versus the income tax liability calculated on the accrual basis. At December 31, 2005, the temporary differences resulted in a short-term deferred income tax liability of $1,390 and a long-term deferred tax liability of $380. At December 31, 2004, the temporary differences resulted in a short-term deferred income tax liability of $29,890 and a long-term deferred tax liability of $220.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For the Years Ended December 31, 2005 and 2004

	2005	2004
BALANCE - BEGINNING OF YEAR	$ -	$ -
Increase	-	-
Decrease	-	-
BALANCE - END OF YEAR	$ -	$ -

See accountants' report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2005 and 2004

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2005	2004
NET CAPITAL		
Total stockholder's equity	$ 84,505	$ 143,655
DEDUCTIONS		
Nonallowable assets:		
Prepaid expenses	1,026	6,508
Fees receivable	-	103,333
Income tax refund receivable	-	2,422
Furniture and equipment	3,259	3,654
Total deductions	4,285	115,917
NET CAPITAL	$ 80,220	$ 27,738
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 75,220	$ 22,738
EXCESS NET CAPITAL AT 1,000%	$ 75,882	$ 23,235
AGGREGATE INDEBTEDNESS	$ 43,378	$ 45,027
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	54%	162%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 93,880	$ 58,849
(Increase)/decrease in nonallowable assets	1,015	(104,976)
Audit adjustments:		
Decrease furniture and equipment	(1,015)	-
Increase/(decrease) receivables and prepaids	-	105,755 *
Increase payables	(42,000)	(1,000)
Deferred income taxes	28,340	(30,890)
Total audit adjustments	(14,675)	73,865
NET CAPITAL PER ABOVE	$ 80,220	$ 27,738

* There is a $103,333 receivable adjustment that relates to litigation settlement proceeds.

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See accountants' report.

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROL

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedules of Edelman & Co., Ltd. (the Company), for the year ended December 31, 2005, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271-9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

3. Obtaining and maintaining physical possession or control of all fully-paid and excess-margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally-accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

To the Stockholder
and Board of Directors
of Edelman & Co., Ltd.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 25, 2006

EDELMAN & CO., LTD.

ANNUAL REPORT

DECEMBER 31, 2005

EDELMAN & CO., LTD.
TABLE OF CONTENTS

	Page
FACING PAGE	3 - 4
INDEPENDENT AUDITORS' REPORT	5 - 6
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	7
STATEMENTS OF INCOME AND RETAINED EARNINGS	8
STATEMENTS OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10 - 12
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES	13
SCHEDULES OF COMPUTATION OF NET CAPITAL	14
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL	15 - 17